UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42733

EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment and Resignation of Directors

Today Empro Group Inc. (“Empro” or the “Company”) announced that Hui Shan (Karen) Chan has been appointed to serve as a member of its Board of Directors (the “Board”), effective August 22, 2025. Ms. Chan’s appointment fills the vacancy on the Board created by the resignation of Gan Keat (Eddie) Chin as a director of the Company, which resignation was effective as of August 20, 2025. Following his resignation as a director, Mr. Chin will continue to serve as the Chief Operating Officer of the Company, and thus will continue to have a vital role in implementing the Company’s strategic vision and coordinating its business operations. Mr. Chin’s decision to resign as a director was not the result of any disagreement with Empro on any matter relating to its operations, policies or practices.

Ms. Chan is a seasoned corporate finance professional with over 20 years of experience in investment banking, capital markets, and audit. Ms. Chan has served as Managing Director at VBG Capital Limited since April 2024 and as a Non-Executive Director of Hatcher Group Limited (HKEX: 8365) since January 2025. Prior to that, Ms. Chan served for six years at Cinda International Capital Limited (2018–2024) as Executive Director, following senior positions from 2011 to 2018 at China Everbright Capital, Fortune Financial Capital, GF Capital, and CITIC International Assets Management. Ms. Chan began her career at KPMG (2001–2008) and later joined PwC (2008–2011), specializing in financial due diligence and M&A advisory. Ms. Chan is a Responsible Officer licensed under the SFC for Type 1 and Type 6 regulated activities, and a Certified Public Accountant with the HKICPA. Ms. Chan holds a Bachelor of Finance degree from the University of Hong Kong.”

There is no arrangement or understanding between Ms. Chan and any other persons regarding her selection as a director. Since the beginning of the 2025 fiscal year through the date hereof, there have been no transactions with the Company, and there are currently no proposed transactions with the Company, in which Ms. Chan had or will have a direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. It is contemplated that Ms. Chan’s compensation as a member of the Board will be consistent with the compensation received by the other independent members of the Board. As of the date of this report, Ms. Chan has not been appointed to serve as a member of any of the standing committees of the Board.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: September 4, 2025	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer

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